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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                   Commission File Number 1-2323
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         (Check one)

         [ ] Form 10-K     [ ] Form 11-K      [ ] Form 20-F

         [X] Form 10-Q     [ ] Form N-SAR

              For period ended: June 30, 2003
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         [ ] Transition Report on Form 10-K

         [ ] Transition Report on Form 20-F

         [ ] Transition Report on Form 11-K

         [ ] Transition Report on Form 10-Q

         [ ] Transition Report on Form N-SAR

         For the transition period ended
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant: The Cleveland Electric Illuminating Company
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         Former name if applicable:
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         Address of principal executive office (Street and number):

         76 South Main Street
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         City, state and zip code: Akron, Ohio 44308
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]            (b)  The - subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on of before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 could not be filed within the prescribed time period due to the restatement of earnings for Cleveland Electric Illuminating for the three years ended December 31, 2002 and the first quarter of 2003, to reflect a change in the method of amortizing costs being recovered under the Ohio transition plan and recognition of above-market values of certain leased generation facilities. Because Arthur Andersen LLP was the Company's auditor in 2000 and 2001 and that firm has ceased operations, those years' financial statements must be re-audited.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

                      Harvey L. Wagner                   330-384-5296
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                           (Name)               (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                  [X] Yes [ ] No


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                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Earnings on common stock in the second quarter of 2003 are expected to decrease to $7.5 million from $60.6 million in the second quarter of 2002. Earnings on common stock for the first six months of 2003 are expected to increase to $65.2 million from $59.8 million. Earnings on common stock in the first six months of 2003 included an after-tax credit of $42.4 million from the cumulative effect of an accounting change due to the adoption of Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations." Lower earnings in the second quarter resulted principally from lower revenues and higher operation and maintenance expenses in 2003 compared to the same period in 2002. The extended outage at the Davis-Besse Nuclear Power Station and additional maintenance performed during a nuclear refueling outage at the Perry Plant in the second quarter of 2003 were major factors increasing operation and maintenance expenses.


FORWARD-LOOKING STATEMENT: This Form 12b-25 includes forward-looking statements based on information currently available to management. Such statements are subject to certain risk and uncertainties. These statements typically contain, but are not limited to, the terms "anticipate," "potential," "expect," "believe," "estimate," and similar words. Actual results may differ materially due to the speed and nature of increased competition and deregulation in the electric utility industry, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy and commodity market prices, replacement power costs being higher than anticipated or inadequately hedged, maintenance costs being higher than anticipated, legislative and regulatory changes (including revised environmental requirements), availability and cost of capital, inability of the Davis-Besse Nuclear Power Station to restart (including because of any inability to obtain a favorable final determination from the Nuclear Regulatory Commission) in the fall of 2003, additional adjustments which may result from the audited restatement of the 2002 financial statements and the restatement and review of the first quarter of 2003 for the Company and the re-audit of 2000 and 2001 financial statements for Cleveland Electric Illuminating and Toledo Edison, inability to accomplish or realize anticipated benefits of strategic goals and other similar factors.



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                   THE CLEVELAND ELECTRIC ILLUMINATING COMPANY
                                   Registrant

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2003               By /s/ Harvey L. Wagner
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                                           Harvey L. Wagner
                                           Vice President and Controller